UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Changes in Management

Evogene Ltd., or Evogene, reports changes in the management of its subsidiary, Lavie Bio Ltd., or Lavie Bio, a leading ag-biologicals company focusing on improving food quality, sustainability, and agriculture productivity through the introduction of microbiome-based products:

Mr. Guri Oron will be appointed as Chief Executive Officer, or CEO, of Lavie Bio effective as of September 18, 2022.

Mr. Oron is a veteran executive in multi-disciplinary, deep-tech organizations, leading medical device and ag-tech companies from inception to market. He brings over 20 years of extensive experience at various early-stage technology companies both in Israel and internationally, most recently at Viridix Ltd., an ag-tech company focused on precision irrigation. Previously, Mr. Oron was the CEO for 7 years at BlueWind Medical Ltd., an active implantable medical device company and prior to that he served as CEO and co-founder at Cybotech Ltd. and as VP R&D at BrainsGate Ltd. He holds a BSc. in electrical engineering from Tel-Aviv University and is a co-author on numerous patents and patent-pending applications.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-253300) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2022	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer